Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Steel Partners Holdings L.P.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$100,000,000	(1)	0.0000927	$9,270	(2)
Fees Previously Paid
Total Transaction Valuation	$100,000,000	(1)
Total Fees Due for Filing				$9,270

Total Fees Previously Paid
Total Fee Offsets

Net Fee Due				$9,270

(1)	The transaction value is estimated only for purposes of calculating the filing fee. The transaction value was calculated assuming that $100 million in value of common units, no par value, of Steel Partners Holdings L.P. will be purchased at the maximum tender offer price of $42.00 per unit.

(2)	The amount of the filing fee calculated in accordance with the Exchange Act equals $92.70 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.